Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel (the “Company’s Registered Address”), on August 26, 2024, at 3:00 p.m. Israel time.

The Company is a “Dual Company,” as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	To reappoint Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel) as the Company’s independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the shareholders of the Company, and authorization of the Company’s board of directors (the “Board of Directors”) to determine their remuneration.

2.	To reappoint four members of the Board of Directors.

3.	To reappoint Mr. Haim Siboni, to the combined role as the Chairman of the Board of Directors and the Company’s Chief Executive Officer, and approval of his terms of compensation.

4.	To approve the Company’s amended compensation policy.

5.	To approve a grant of Restricted Share Units (“RSUs”) to non-executive directors of the Company.

6.	To approve a reverse share split of the Company’s issued and outstanding ordinary shares (as defined below) by a ratio of up to 7:1 that would be effectuated on a date to be determined by the Board of Directors.

7.	To present the Company’s financial statements and annual report for the year ended December 31, 2023.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Shareholders of record at the close of business on July 22, 2024 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADS” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than August 26, 2024, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Eli Yoresh, not less than 48 hours prior to the Meeting. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than August 26, 2024, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Vered Raz Avayo
Interim Chairwoman of the Board of Directors

July 19, 2024

2

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 26, 2024

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on August 26, 2024, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (the “Proxy Statement”), the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding no less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting at the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1, 2, 5, and 6 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, Proposals No. 3 and 4 described hereinafter, require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposals, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For purposes of a Special Majority vote, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

3

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Proposal No. 7 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Any shareholder of the Company holding: (i) at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the meeting, or (ii) at least five percent of the outstanding voting rights of the Company and wishing to submit a proposed director candidate to be considered for election at the Meeting or removal from office of a member of the Board of Directors, may do so by submitting such proposed item in writing to the Company’s offices at c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than July 26, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than August 2, 2024, to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of ADSs representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than August 16, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

4

PROPOSAL 1

TO REAPPOINT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the reappointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the Company’s independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the reappointment of Deloitte Israel as the Company’s independent auditor is appropriate and in the best interests of the Company and its shareholders. Deloitte Israel has served in this position since 2016.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 27, 2024.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to reappoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

5

PROPOSAL 2

To reappoint FOUR members of the board of directors

It is proposed to reappoint Mr. Haim Siboni (who also serves as the Company’s Chief Executive Officer and Chairman of the Board of Directors), Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo as members of the Board of Directors to hold office until the close of the next annual general meeting. Mr. Aharoni is an independent director, as classified under the Companies Law and Nasdaq Stock Market rules. Ms. Raz-Avayo is an independent director, as classified under the Nasdaq Stock Market rules. Mr. Scherf is the husband of Ms. Sivan Siboni Scherf, VP Human Resources, who is the daughter of Mr. Haim Siboni. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Board of Directors, the reappointed directors, other than Mr. Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. For Mr. Siboni’s compensation, please see Proposal no. 3 herein.

In addition, in their capacity as members of the Board of Directors, the reappointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Company’s Articles of Association (the “Articles”) and the Company’s current compensation policy. For details regarding the Company’s current compensation policy, and of the Company’s proposal to approve the amended and restated compensation policy, see Proposal No. 4 herein.

A brief biography of each nominee is set forth below:

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and on the Board of Directors since January 2016. Mr. Siboni has also served as the chief executive officer and as a director of Magna B.S.P. Ltd. (“Magna”), the Company’s significant shareholder, since January 2001. Mr. Siboni also serves as Chairman of the Board of Directors since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mr. Ehud Aharoni has served on the Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Mr. Aharoni serves as the CEO and Academic Director of Lahav Executive Education, Coller School of Management, Tel-Aviv University, and a former lecturer at the school’s MBA and EMBA courses in Strategy, Innovation Strategy and Global Strategy. In 2004 he established the Eli Hurvitz Institute of Strategic Management at the School and served as its Executive director between 2004-2019 and since 2019, has acted as a consultant to it. Mr. Aharoni is one of the founders of the Israel Directors Institute, serving on behalf of the Lahav Executive Education, Coller School of Management as vice-chairman. Prior his role at Lahav, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research and an M.B.A. with a concentration in Finance and a continuation M.B.A. with a concentration in International Management, all from the Tel Aviv University.

Mr. Moshe Scherf has served on the Board of Directors since July 2021. Mr. Scherf has been providing legal services to Magna since 2016. Mr. Scherf has had a private law practice specializing in commercial litigation, dispute resolution and family law since 2013. Mr. Scherf lectures in the fields of civil law in various law faculties in Israel and was also a teaching assistant in several law courses. Mr. Scherf holds a LLB from Ono Academic College and an LLM from Bar Ilan University and is a member of the Israeli Bar Association.

Ms. Vered Raz-Avayo has served on the Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 14 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., a director at Nayax Ltd. (TASE:NYAX) and a director in Shikun & Binui Energy Ltd. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

6

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to reappoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to reappoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to reappoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

4.	“RESOLVED, to reappoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

7

PROPOSAL 3

TO REAPPOINT MR. HAIM SIBONI TO A COMBINED ROLE AS THE COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER AND TO APPROVE THE TERMS OF HIS COMPENSATION

Mr. Haim Siboni has served as our Chief Executive Officer and on the Board since January 2016. On July 8, 2021, the shareholders of the Company approved, following the approval of our Board of Directors, to appoint Mr. Siboni for the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the said meeting.

Pursuant to Section 121(c) of the Companies Law, the appointment of a person to the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company, is required to be approved by the Company’s shareholders by a Special Majority and can be made for a period of up to three years each. Therefore, and pursuant to the resolution of the Board of Directors approving same, it is proposed to reappoint Mr. Siboni for the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company (the “Combined Role”) for a period of three years, commencing on the date of the Meeting.

Pursuant to Mr. Siboni’s current services agreement (through a wholly owned corporation of Mr. Siboni), which was approved by the Company’s shareholders on July 8, 2021, for a period of three years (the “Services Agreement”), Mr. Siboni is entitled to a monthly consideration of NIS 80,000 (approximately $22,000), plus VAT (the “Monthly Consideration”). In addition, the Company shall bear travel and other expenses that are incurred in the course of Mr. Siboni’s Combined Role.

Under the Services Agreement, Mr. Siboni shall act as chief executive officer to the Company and Foresight Automotive Ltd., the Company’s wholly owned subsidiary (the “Services”). The Services will include general roles of a chief executive officer, as requested by the Board of Directors from time to time. Mr. Siboni will render the Services faithfully and diligently for the benefit of the Company and the Subsidiaries, with at least 80% of his working time devoted for the performance of the Services.

It is proposed, following the approval of the Audit, Compensation and Financial Statements Review Committee of the Board of Directors (the “Committee”) and Board of Directors, to approve the Services Agreement under the same terms and conditions. In the event that the Board of Directors determines to increase the scope of the Services, the Monthly Consideration will be increased proportionally. Mr. Siboni will not be entitled to additional compensation as a member or Chairman of the Board of Directors, if so reappointed.

In addition, it is proposed, following the approval of the Committee and Board of Directors, to grant Restricted Share Units, which will be settled in Ordinary Shares of the Company (“RSUs”), to Mr. Siboni, under the Company’s 2024 Share Incentive Plan (the “Plan”), subject to the approval of the Amended and Restated Compensation Policy (as defined and set forth in Proposal No. 4 herein).

The recommended grant consists of 9,000,000 RSUs (equal to 300,000 ADSs), to be granted to Mr. Siboni (or to a company wholly owned by him) (the “Grant of RSUs to Mr. Siboni”), and to bear the VAT expenses accrued in relation to such grant. The value of the Grant of RSUs to Mr. Siboni and its terms are in line with the Company’s amended and restated compensation policy (brought for approval as Proposal No. 4 in this Proxy Statement). The value of the proposed Grant of RSUs to Mr. Siboni, amounts, as of July 15, 2024, to a total of approximately NIS 1,080,000 (approximately US$300,000), and on an annual basis, approximately NIS 360,000 (approximately $100,000).

8

Together with the outstanding options to purchase up to 10,113,000 Ordinary Shares of the Company (equal to 337,100 ADSs), granted to Mr. Siboni in aggregate in the past, Mr. Siboni’s holdings resulting from the exercise of such options and the Grant of RSUs to Mr. Siboni, will be equal to approximately 3.8% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The RSUs under the Grant of RSUs to Mr. Siboni shall vest quarterly commencing July 1, 2024, and over a period of 36 months in 12 equal portions. The vesting of RSUs under the Grant of RSUs to Mr. Siboni shall accelerate upon the termination of his services with the Company, resulting from a change of control in the Company or other exit event. In the event that Mr. Siboni ceases to provide services to the Company (except in certain events specified in the Plan), all of such unvested RSUs shall expire immediately.

The RSUs are granted to Mr. Siboni in accordance with Section 3(i) of the Israeli Income Tax Ordinance, 1961.

In making its recommendation to the Company’s shareholders with respect to the Services Agreement and the Grant of RSUs to Mr. Siboni, the Committee and the Board of Directors each considered various factors, including, among others: (a) that the compensation Mr. Siboni receives reflects a fair and reasonable value for his vital services in relation to the Company’s success; (b) Mr. Siboni’s position, responsibilities and previous compensation arrangements, including Mr. Siboni’s contemplated appointment to the Combined Role; and (c) all the terms and conditions of the Services Agreement, including the Monthly Consideration, shall remain unchanged with respect to the terms and conditions approved by the Company’s shareholders on July 8, 2021.

The Committee and Board of Directors found the terms of the Services Agreement and the Grant of RSUs to Mr. Siboni reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company. The Committee and Board of Directors determined that the terms of the Services Agreement are in accordance with the Company’s Current as well as Amended and Restated Compensation Policy (as defined herein), and that the terms of the Grant of RSUs to Mr. Siboni are in accordance with the Amended and Restated Compensation Policy.

The Company’s shareholders are requested to adopt the following resolutions:

1.	“RESOLVED, to reappoint Mr. Haim Siboni to the Combined Role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the Meeting.”

2.	“RESOLVED, to approve the Services Agreement between the Company and Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement.”

3.	“RESOLVED, to approve the Grant of RSUs to Mr. Haim Siboni and to bear the VAT expenses accrued in relation to such grant, as set forth in Proposal No. 3 of the Proxy Statement, subject to the approval of the Amended and Restated Compensation Policy (as set forth in Proposal No. 4 to the Proxy Statement).”

The approval of these proposals, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal (other than as previously disclosed Magna and certain of relatives of Mr. Siboni). However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect, we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

9

PROPOSAL 4

To APPROVE the Company’s AMENDED compensation policy

Pursuant to the Companies Law, all Israeli public companies, including dual-listed companies such as the Company, are required to adopt a written compensation policy for their executives that addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Furthermore, according to the Companies Law, the compensation policy must generally be periodically reviewed by the compensation committee and the board of directors and needs to be reapproved once every three years by the board of directors, following recommendation by the compensation committee, and by a Special Majority of the company’s shareholders.

On January 31, 2022, the Company’s shareholders determined not to approve the compensation policy brought for their approval (the “Current Compensation Policy”). Following the opposition of the shareholders, the Committee and the Board of Directors, in their respective meetings on March 29, 2022, and March 31, 2022, re-examined the Current Compensation Policy, determined to adopt it and resolved that adopting the Current Compensation Policy would be beneficial to the Company, taking into consideration the shareholders’ opposition.

On May 26, 2024, and July 8, 2024, the Committee, and on May 27, 2024, and July 8, 2024, the Board of Directors, in their respective meetings, reviewed in depth the terms of the Current Compensation Policy, evaluated the need for adjustments and approved, and recommended the shareholders to approve, that the Current Compensation Policy be slightly amended as reflected in Exhibit A hereto (the “Amended and Restated Compensation Policy”).

When considering the Amended and Restated Compensation Policy, the Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, the continuous growth of the Company over the years, the increased complexity of its business and the growing competition over talented managers in the technology sector, the market practice and reviewed various data and information they deemed relevant.

Similar to the Current Compensation Policy, the proposed Amended and Restated Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements. The Amended and Restated Compensation Policy includes limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Pursuant to the proposed Amended and Restated Compensation Policy and similar to the Current Compensation Policy, the compensation that may be granted to an executive officer may include base salary, annual performance bonus, special bonus, equity-based compensation, benefits and termination of employment arrangements.

The main changes in the Amended and Restated Compensation Policy in comparison to the Current Compensation Policy are as follows: (i) extending the maximum expiration date of options granted to Company officers from no later than seven years following the vesting date of an option, to ten years following the vesting date of the respective installment of the share-based payment; (ii) increasing the maximum aggregate dilution for all of the share-based payment awarded to the Company’s officers, employees and consultants from 15% to 18%; and (iii) including recently adopted clawback policy, which contains compensation recovery provisions that allow the Company under certain conditions to recover bonuses paid in excess on basis of results which were discovered as incorrect or restated in the Company’s financial statements. The Committee and the Board of Directors determined that it is advisable to retain all other provisions of the Current Compensation Policy.

A marked copy of the Amended and Restated Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended and Restated Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement, as of the date of this Meeting and for a three-year period as prescribed under applicable law, as set forth in Proposal No. 4 of the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal (other than officers or their relatives who hold Ordinary Shares of the Company, whether directly or through companies controlled by them). However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect, we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

10

PROPOSAL 5

To APPROVE A Grant of Restricted Share Units to Non-Executive Directors of the company

Under the Companies Law, the terms of compensation, including grant of equity-based compensation, of a director of a public company incorporated under the laws of Israel, such as the Company, requires the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order).

Following discussions held by the Committee and the Board of Directors in their respective meetings on July 8, 2024 and on July 15, 2024, the Committee and the Board of Directors, in their respective meetings, approved and recommended to the Company’s shareholders to approve, a grant of RSUs to the Company’s non-executive and non-external directors: Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo (the “Non-Executive Directors”), under the Plan, as follows, subject to their reappointment as members of the Company’s Board of Directors as set forth in Proposal No. 2 above, and the approval of the Amended and Restated Compensation Policy as set forth in Proposal No. 4 above (the “Grant of RSUs to Non-Executive Directors”).

Name	Title	Previous Options Granted	RSUs Suggested for Grant	% of the Company’s issued and outstanding share capital on a fully diluted basis [1]
Ehud Aharoni	Independent Director	1,000,000 (equal to 33,333 ADSs)	1,050,000 (equal to 35,000 ADSs)	0.41%
Vered Raz-Avayo	Independent Director	850,000 (equal to 28,333 ADSs)	1,050,000 (equal to 35,000 ADSs)	0.38%
Moshe Scherf	Director	400,000 (equal to 13,333 ADSs)	1,050,000 (equal to 35,000 ADSs)	0.29%
Total		2,250,000 (equal to 74,999 ADSs)	3,150,000 (equal to 105,000ADSs)	1.08%

The RSUs under the Grant of RSUs to each of Non-Executive Directors shall vest quarterly commencing July 1, 2024, and over a period of 36 months in 12 equal portions. The vesting of the RSUs under the Grant of RSUs to Non-Executive Directors shall accelerate upon the termination of a Non-Executive Director’s service with the Company, resulting from a change of control in the Company or other exit event. In the event that any of the Non-Executive Directors will cease to serve on the Company’s Board of Directors (except in certain events specified in the Plan), all of such Non-Executive Director’s unvested RSUs under the Grant of RSUs to Non-Executive Directors shall expire immediately.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

The value of the proposed Grant of RSUs to each of the Non-Executive Directors, amounts, as of July 15, 2024, to a total of approximately NIS126,000 (approximately US$35,000), and on an annual basis, approximately NIS42,000 (approximately $11,667).

In making its recommendation with regard to the approval of the Grant of RSUs to Non-Executive Directors, the Committee and the Board of Directors, each have also considered, among other factors: (a) the factors included in the Compensation Policy, including among others, the position, responsibilities, background and experience of the Non-Executive Directors; (b) that the Grant of RSUs to Non-Executive Directors reflects a fair and reasonable value for the Executive Directors’ services; and (c) the Grant of RSUs to Non-Executive Directors is an expression to Company’s desire to maintain the threshold of directors’ current equity-based compensation, taking into account (i) options previously granted to Non-Executive Directors, and (ii) the dilution of the Company’s share capital since the previous grant of options to the Non-Executive Directors.

The Committee and the Board of Directors found the Grant of RSUs to Non-Executive Directors reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Amended and Restated Compensation Policy (brought for approval as Proposal No. 4 in this Proxy Statement).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant to each of Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo, RSUs, subject to their reappointment as members of the Company’s Board of Directors and subject to the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 5 of the Proxy Statement.”

Approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

1 Reflecting the Grant of RSUs to each Non-Executive Director together with the outstanding options to purchase Ordinary Shares of the Company, granted in aggregate to each Non-Executive Director in the past.

11

PROPOSAL 6

TO APPROVE A REVERSE SHARE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES BY A RATIO OF UP TO 7:1 THAT WOULD BE EFFECTUATED ON A DATE TO BE DETERMINED BY THE BOARD OF DIRECTORS

Due to the decline in the share price of the Company’s Ordinary Shares, the Company’s Board of Directors recommends a reverse share split of our issued and outstanding Ordinary Shares to make such Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public and so that it may generate additional interest and trading in our Ordinary Shares trading on the Tel Aviv Stock Exchange.

Therefore, it is proposed to approve a reverse split of the Company’s issued and outstanding Ordinary Shares by a ratio of up to 7:1 (the “Reverse Split”). If the Reverse Split is approved by our shareholders, the Board of Directors will have the authority to decide on the ratio of and on which date to effectuate the Reverse Split, if at all. Following such determination by our Board of Directors, we shall issue a press release announcing the effective date of the Reverse Split.

The Reverse Split would be effectuated simultaneously for all of the issued and outstanding Company’s Ordinary Shares, and the exchange ratio would be the same for all Ordinary Shares. The Reverse Split would affect all of our shareholders uniformly and would not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares issued pursuant to the Reverse Split would remain fully paid and non-assessable. If the Reverse Split is implemented, the number of issued and outstanding Ordinary Shares would be reduced in accordance with the Reverse Split ratio, while the number of authorized Ordinary Shares shall remain unchanged. In addition, if the Reverse Split is implemented, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding options and warrants would be adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to the Company’s 2016 Equity Incentive Plan and 2024 Share Incentive Plan shall be appropriately adjusted (including the number of the RSUs under the Grant of RSUs to Mr. Siboni and under the Grant of RSUs to Non-Executive Directors, to the extent approved by the shareholders at the Meeting).

In the event that the Reverse Split results in shareholders having fractional shares, the treatment of such fractional shares shall be coordinated with the Tel Aviv Stock Exchange, in accordance with its rules and instructions, and in accordance with the Articles.

Upon the implementation of the Reverse Split, we intend to treat Ordinary Shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our Ordinary Shares in their name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

The Board of Directors has determined that no adjustment will be made to the number of Ordinary Shares underlying each ADS, and each ADS will continue to represent thirty of our Ordinary Shares. However, the Board of Directors may decide to further adjust the Ordinary Shares per ADS ratio in connection with the Reverse Split or otherwise.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding Ordinary Shares by a ratio of up to 7:1, to be effective at the ratio and on a date to be determined by the Board of Directors, as set forth in the Proposal No. 6 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

12

PROPOSAL 7

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2023, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2023, filed on Form 20-F with the SEC on March 27, 2024, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1691221/000149315224011506/form20-f.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?reference=2024-02-027673&file=1&id=01185#?id=01185&reference=2024-02-027673&file=1&ft=1

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2023.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents, which we will file on the SEC’s EDGAR system, will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 19, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 19, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Vered Raz Avayo, Interim Chairwoman of the Board of Directors

13

Exhibit A

Amended and Restated Compensation Policy

Foresight Autonomous Holdings Ltd.

(the “Company”)

Remuneration Policy for Company’s Office Holders

1.	Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on May 27 and July 8, 2024, the Company’s Board of Directors approved a remuneration policy (hereafter – “the remuneration policy”) with respect to the terms of service and employment of Company’s office holders[1] (hereafter – “the office holders”), after discussing and considering the recommendations of the Company’s Remuneration Committee regarding this matter.

1.2	The provisions of the remuneration policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Remuneration Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) remunerating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the remuneration package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by remunerating those entitled for remuneration under the Remuneration Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the remuneration of office holders to the contribution of the office holder to the achievement of the Company’s goals and maximization of its profits.

1.4	This Remuneration Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval, in accordance with Section 267A(c) of the Companies Law. This policy shall be brought forward for re-approval by the Company’s Board of Directors and the general meeting of its shareholders (at the recommendation of the Company’s Remuneration Committee) after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the remuneration policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Remuneration Committee and Board of Directors shall check, from time to time, whether the remuneration that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This remuneration policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change.

2.	The remuneration policy

2.1	Components of the remuneration policy

In accordance with the Company’s remuneration policy, the remuneration of the Company’s office holders shall be based on all or some of the following components:

2.1.1	Basic salary component [2]– basic salary/monthly consultation fees;

2.1.2	Social and related benefits - social benefits as prescribed by law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, meals at the workplace, gifts on public holidays, etc.

1 The meaning of the term “office holder” is as defined in the Companies Law, i.e., general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the general manager.

2 Whenever the term “basic salary” is used in this remuneration policy, it refers to the “gross” monthly salary of that office holder, excluding any social benefits and related benefits). Whenever the term “annual basis salary” is used, it means the basic salary for the month of December in the relevant year times 12

2.1.3	Variable cash remuneration (bonus) – short and medium-term remuneration, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual bonuses, taking into account his/her contribution to the Company and the restrictions placed under this policy.

2.1.4	Variable equity-based remuneration – share-based payment or another long-term remuneration (subject to the existence of valid long-term remuneration plans and provided that the Company decides to award such remuneration).

(the components in sections 2.1.3 and 2.1.4 above shall be called hereafter: “the variable components”).

At the time of approval of the remuneration package of an office holder, the Remuneration Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment with the criteria set out in this plan.

2.2	Parameters for reviewing remuneration terms

As a general rule, some or all of the following parameters will be taken into account when reviewing the remuneration terms of a Company office holder.

2.2.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.2.2	The role of the office holder, his areas of responsibility and his employment terms under previous wage agreements entered into with this office holder;

2.2.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.2.4	The extent of responsibility delegated to the office holder.

2.2.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge or expertise.

2.2.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.2.7	The size of the Company and the nature of its activities.

2.2.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals, the maximization of its profits and the circumstances of the retirement.

2.2.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below; (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive remuneration package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.3	Payroll review

2.3.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/ revenues and other relevant parameters (if such companies exist). The Company will strive that the number of companies in such comparison will be not less than five.

2.3.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion.

2.4	Remuneration terms to new office holders

As a general rule, the remuneration terms of new office holders shall be approved before they start working for the Company and not in retrospect, except in exceptional circumstances.

2.5	The ratio between the remuneration of office holders and the remuneration of all other Company employees

The ratio between the cost of terms of service and employment of Company’s office holders 3 and the cost of payroll4 of all other Company employees (on a full-time basis):

The ratio between the average cost of salary of office holders and the average cost of salary of all other Company employees shall not exceed:	Active Chairman of the Board of Directors: up to 4 times CEO: up to 4 times VPs (and other office holders who report to the CEO): up to 2.5 times

The ratio between the cost of median payroll of office holders to cost of median payroll of of all other Company employees shall not exceed:	Active Chairman of the Board of Directors: up to 4 times CEO: up to 4 times VPs (and other office holders who report to the CEO): up to 2.5 times

In the opinion of the Company’s Remuneration Committee and Board of Directors, the said ratio is reasonable and appropriate and does not have an adverse effect on work relations in the Company, taking into account the nature of the Company, its size, the manpower mix employed therein, its area of activity and the areas of responsibility of each office holder.

2.6	Basic salary, benefits and other related benefits

2.6.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.2 above and the conclusions of the payroll review described in section 2.3 above (should such a review be conducted).

2.6.2	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

2.6.3	In any case, the monthly cost of payroll[4] shall not exceed the maximum amount set out below in respect of full-time position (linked to the Consumer Price Index commencing December 2018):

Position	Maximum monthly cost of payroll in ILS*

Active chairman of the Board of Directors	85,000
Company’s CEO	140,000
Vice Presidents and other office holders who report to the CEO	75,000

*	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the office holder.

3 Cost of terms of service and employment of Company office holders for the purpose of this analysis include the existing remuneration of the office holders and an amount that reflects the annual bonus ceiling (as defined below) that is set by the remuneration policy set forth below.

4 “Cost of payroll” – basic salary + benefits in terms of cost to the employer.

2.6.4	Social benefits[5], related benefits, reimbursement of expenses

The remuneration package may include benefits that are generally acceptable in the market, such as vacation pay6, contributions towards pension, life insurance, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Remuneration Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

2.6.5	Vehicle

Company office holders shall be entitled to receive participation in vehicle expenses or a Company vehicle (including by way of leasing) in accordance with acceptable standards for office holders holding similar positions in companies operating in the Company’s area of activity, or in companies, whose scope of activities is similar to that of the Company, including grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

2.6.6	Insurance, indemnification and exemption

2.6.6.1	Company’s office holders shall be entitled to insurance coverage to be provided by a liability insurance policy of directors and office holders, which the Company will purchase from time to time, subject to the approvals required by law.

2.6.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.6.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Remuneration Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

Directors and office holders in the Company shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, in a limit of $ 50 million per claim and over the insurance period covered by that policy (plus $ 3 million litigation expenses in excess of the abovementioned limit) (the “policy”). Total annual premium that the Company will pay to an insurance company for the policy and the deductible amount shall be in accordance with market conditions at the date of acquiring the policy, provided that such amounts are not substantial to the Company. The policy will renew each year, in similar conditions and subject to the approvals required by law, for additional periods of 18 months each.

5 As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his salary in lieu of the said expenses.

6 An office holder shall be entitled to annual leave as prescribed by law, but the Company grant him further paid leave up to a ceiling of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

In the event of a material change in the risks applicable to the Company or if the policy is not renewed, the Company will be entitled to purchase a Run-Off coverage for a period of up to 7 years (the “Run-Off Period”), at a premium to the Run-Off Period which is in accordance with market conditions, provided that such amount is not substantial to the Company.

In addition, the Company shall be entitled to purchase a POSI insurance policy (Public Offering of Securities Insurance) that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as a share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc. in limit and the maximal coverage that shall not exceed $ 15 million. The premium and the deductible amount shall be in accordance with market conditions at the date of acquiring such policy, provided that such amounts are not substantial to the Company.

The Purpose of the abovementioned insurance policies is to entitle the Company’s directors and office holders a defense against lawsuits, while the conditions of the insurance policies are determined in negotiations between the Company and the insurance companies, taking under account the Company’s size and fields of activities, the geographical spread of the Company’s operations, the risk management policy of the Company, the number of office holders insured by the policies, and customary and acceptable conditions in the market in such field.

2.6.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to all office holders shall not exceed 25% of the effective shareholders’ equity of the Company (the maximum indemnification amount). For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified, that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.6.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.7	Remuneration in connection with termination of employment

2.7.1	Advance notice period

2.7.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period. The advance notice period shall be determined for each and every office holder, taking into account the parameters listed in section 2.2 above.

2.7.1.2	As a general rule, the advance notice period of an office holder shall not exceed 3 months for an office holder who was employed in the Company for less than 3 years, and shall not exceed 6 months for an office holder who was employed in the Company more than 3 years. The Remuneration Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders, may, at their discretion, taking into account the position of the office holder, his area of responsibility and his other remuneration components, approve an advance notice period that is different than the one specified above.

2.7.1.3	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.7.1.4	The service and employment terms of the office holders may include a provision whereby the Company may terminate the employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.7.2	Severance pay

The scope of severance pay will be determined immediately prior to the employment of the office holder, or during his employment, to the extent such employment is not expecting to terminate soon. Severance pay shall not be increased immediately prior to termination of employment. In general, an office holder who are a Company employee, will be entitled to Severance pay constituting 100% of his law monthly salary. The Company will strive that new employment agreements with office holders will include provisions in accordance with Section 14 to the Israeli Severance Pay Law, 5723-1963. Notwithstanding the foregoing, in the event that the employment of a certain office holder will terminate under circumstances which allow to deny eligibility for severance pay by law, in whole or in part, the Company will release to such office holder only his payment to the manager’s insurance/pension plan and education fund.

2.7.3	Retirement / Adaptation period

2.7.3.1.	Subject to the approval of Remuneration Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders and subject to the provisions of the law, as amended from time to time, the office holder may be entitled to an adaptation period that will not exceed six months, provided he was employed in the Company for at least two years, after the end of the advance notice period. Over the adaptation period, the office holder will receive his salary and other related employment terms as described above. An office holder may be entitled to retirement grants provided that such grant was determined in the engagement agreement with such office holder, provided further that he did not end his service in Company under circumstances which, as determined by the Company’s Board of Directors, deny eligibility for severance pay, in such case will not be entitled to any retirement grant.

2.7.4.3	When determining the amount of the retirement grant, the Company will take into account, among other things, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s goals and maximization of its profits and the circumstances of the retirement.

2.8	Annual bonus

In addition to the fixed salary component as determined herein, the remuneration package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

2.8.1	Components of the bonus

●	With regard to the Company’s CEO and an active chairman of the Board of Directors (other than CEO or active chairman of the Board of Directors who are the controlling shareholder of the Company or his relative) – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria. Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active chairman of the Board of Directors (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active chairman of the Board of Directors (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active chairman of the Board of Directors (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

●	With regard to office holders who report to the Company’s CEO – subject to the provisions of the law, office holders, who report to the CEO, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the whole amount of annual bonus payable to office holders, who report to the Company’s CEO may be a discretionary bonus (unlike an annual bonus that is based on measurable targets).

2.8.2	Annual bonus that is based on measurable targets

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder, as possible, at the time of determining the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time). It is hereby clarified the in regard to office holders, who report to the CEO, such measurable targets may be determined only by the Company’s CEO.

2.8.2.1	Subject to the provisions of the law and the positions of the Securities Authority (as amended from time to time):

a.	The Remuneration Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to active directors, if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Remuneration Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Remuneration Committee and Board of Directors approved the targets, but the directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Remuneration Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Remuneration Committee and Board of Directors.

(2)	Measurable targets based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to every other office holders, provided that all of the following conditions are met: (a) the number of the other office holders which such targets apply, is significantly higher than the number of office holder which is the controlling shareholder or his relative; (b) the potential grant to the other office holder is significantly higher than the potential grant to the office holder which is the controlling shareholder or his relative (in absolute numbers); (c) the cost of the grants attributed to the controlling shareholder, taking into account his holdings in the Company, will be significantly higher than the total grant he will be entitled to in the event of meeting the targets, so it is clear that the controlling shareholder has a slight and negligible interest in determining the targets.

Set forth below are some suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Remuneration Committee and the Board of Directors may consider adding or removing some of those criteria, taking into account the role of each office holder, this areas of responsibility and the Company’s activity.

1.	Bonus that is based on financial targets – a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things: sales and marketing targets.

(a)	Engagement in products distribution contracts.
(b)	Engagement in collaboration contracts.
(c)	Achievement of product development milestones.
(d)	Completion of development of new technologies.
(e)	Production and growth metrics relating to scope of activity.
(f)	Recruitment and retainment of customers.
(g)	Reducing costs.
(h)	Implementation, promotion and completion of planned projects.
(i)	Achievement of targets/milestones relating to implementation of principal projects and processes of the Company.
(j)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.
(k)	Achievement of financial targets: raising loans, bonds, public offering of shares, etc.

At the end of each year, the Remuneration Committee and Board of Directors, or the Company’s CEO, as applicable, will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Remuneration Committee and Board of Directors, or the Company’s CEO, as applicable, may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

2.8.2.2	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Remuneration Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.8.3	Annual discretionary bonus

Subject to the recommendation of the Company’s CEO in connection with office holders who report to him, and in respect of the CEO and the active directors – subject to the recommendation of the Board of Directors, the Company’s competent organs shall be allowed (subject to the provisions of the law and the positions of the Securities Authority (as amended from time to time)), to award a discretionary bonus to Company’s office holders, based, among other things, on the following qualitative criteria (hereafter – “annual discretionary bonus”).

1.	The office holder’s contribution to the Company’s business, the maximization of its profits and the enhancement of its strength and stability.

2.	The Company’s need to recruit or retain an office holder with unique skills, knowledge or expertise.

3.	The extent of responsibility delegated to the office holder.

4.	Changes that have taken place over the last year with regards to the areas of responsibility of the office holder.

5.	Satisfaction from the performance and functioning of the office holder.

6.	Appreciation to the office holder’s ability to work in collaboration and coordination with the team.

7.	The office holder’s contribution to corporate governance and to proper control environment and ethics.

8.	The office holder’s contribution to the promotion and development of employees and managers, insofar as this is relevant to his role.

The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to office holders who report to him) and by the Company’s Board of Directors with regard to active directors and the CEO, while listing the underlying reasons for their recommendation.

2.8.4	The annual bonus ceiling of office holders as of date of payment thereof (both in respect of discretionary bonus and in respect of bonus based on measurable targets:

Role	Maximum annual bonus[7] as of date of payment thereof (in terms of cost of payroll4)

Active chairman of the Board of Directors	Up to 6 salaries (subject to the provisions of section 2.8.1 above)
CEO	Up to 6 salaries (subject to the provisions of section 2.8.1 above)
VPs and other office holders who report to the CEO	Up to 4 salaries

2.8.5	The Remuneration Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

7 The ceiling is in respect of the whole annual bonus – bonus based on measurable targets + discretionary bonus.

2.8.6	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.9	Clawback Policy

The Company has adopted a Clawback Policy intended to comply with the requirements of the Companies Law, Section 10D of the Securities Exchange Act of 1934 and clawback-related listing standards of the Nasdaq Stock Market, that shall apply to its Executive Officers and Directors, as attached hereto as Exhibit A.

2.10	Long-term remuneration

2.10.1	Subject to the approval of a long-term remuneration plan by the Company in accordance with the provisions of the law, the Company may allocate to office holders and from time to time options and/or restricted shares (“share-based payment”) and/or another long-term remuneration, including a remuneration that is based on the performance of the Company’s share (such as phantom options), as part of the remuneration package.

2.10.2	The annual value[8] of the share-based payment paid to each office holder, as of the date of grant thereof, shall not exceed 200% of the cost of payroll[4] of such office holder. Such value will be determined in accordance with acceptable valuations methods at the date of grant thereof.

2.10.3	Should the Company decide to award share-based payment:

2.10.3.1	The Company will maintain securities-based remuneration plan in accordance with Section 102 to the Income Tax Ordinance or other tax provisions that apply to the Company and/or its employees in accordance with the territory in which they operate. However, the Company’s Remuneration Committee and Board of Directors will be entitled to grant share-based payment in the absence of such plan.

2.10.3.2	In the event that the share-based payment shall be award of options, the exercise price of the awarded options will not be less than the average share price on the Tel Aviv Stock Exchange over the last 30 trading days preceding the date on which the Board of Directors of the Company decided to award the of the share-based payment. In the event of award of options, each of the options that the Company will award will be exercisable into one ordinary Company ordinary share.

2.10.3.3	The vesting period of the share-based payment to be awarded by the Company will be at least 3 years until vesting of all of the share-based payment that were allocated, when every quarter (or a longer period of time as determined by the Company’s Board of Directors) a proportionate share of the amount of the share-based payment will vest. Nevertheless, the Remuneration Committee and the Company’s Board of Directors are authorized to determine that despite the above vesting provisions, the share-based payment shall be exercisable upon the achievement of targets that they will set close before the award of the share-based payment.

2.10.3.4	The vesting period may be accelerated upon the occurrence of special events, such as change of control in the Company and/or sale of operations and/or the end of the tenure of an office holder under special circumstances (such as death of illness).

2.10.3.5	The share-based payment shall expire no later than 10 years following the vesting date of the respective installment of the share-based payment.

2.10.3.6	The maximum aggregate dilution for all of the share-based payment awarded to the Company’s officers and employees shall not exceed 18% of the Company’s outstanding share capital on a fully diluted basis.

8 The value of share-based compensation that vested in a period of 12 months from the grant date.

2.10.4	As part of the discussion on the award of share-based payment to a Company office holder, the Remuneration Committee and the Company’s Board of Directors, and where required – the general meeting of the Company’s shareholders, will assess whether the said award constitutes an appropriate incentive that will contribute to the maximization of the Company’s value in the long-term.

2.10.5	Share-based payment shall be awarded after the assessment of the economic value of the said award, the exercise prices and the exercise periods.

2.11	The ratio between the fixed salary component and the variable components[9]

Role	The ratio between the variable components and the fixed components

Active chairman of the Board of Directors	Up to 2.5
CEO	Up to 2.5
VPs and other office holders who report directly to the CEO	Up to 2

2.12	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.12.1	Prior to extending the term of the employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing remuneration package will be assessed in relation to the parameters set out in section 2.2 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.3 above.

2.12.2	Subject to the provisions of the law and the positions of the Securities Authority, as amended from time to time, immaterial changes made to the service terms of the Company’s CEO will need to be approved by the Remuneration Committee alone, if the latter approved that the changes are, indeed, immaterial and the change complies with the provisions of this remuneration policy.

2.12.3	Subject to the provisions of the law and the positions of the Securities Authority, as amended from time to time, immaterial changes made to the service and employment terms of the office holders who report to the Company’s CEO shall be approved by the Company’s CEO alone and the approval of the Remuneration Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this remuneration policy.

In sections 2.12.2 and 2.12.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 10% of the overall annual cost of remuneration of the office holder.

2.13	Remuneration of directors

2.13.1	Company’s directors will be eligible to remuneration in accordance with the Companies Regulations (Rules Regarding Remuneration and Expenses to External Director), 2000 (hereafter – “the remuneration regulations”) and which will not exceed the maximum remuneration set in the remuneration regulations (including the maximum remuneration to an external expert director, which is set in the remuneration regulations). This section will not apply to directors, who will serve as active directors and who will be eligible to remuneration in accordance with other provisions of this remuneration policy.

2.13.2	Notwithstanding the provisions of section 2.13.1, directors, who serve in other positions in the Company in addition to their service as directors, shall be eligible to salary as paid in the Company for similar positions.

2.13.3	The directors, who serve in the Company, may be eligible to reimbursement of reasonable expenses; they will also be eligible to insurance, indemnification and exemption arrangements as described in section 2.6.6 above, all in accordance with the provisions of the Company’s articles of association and the provisions of this remuneration policy.

3.	The powers of the Remuneration Committee and the Company’s Board of Directors with regard to the remuneration policy

3.1	The Company’s Board of Directors is charged with the management of the remuneration policy and all actions required for management thereof, including the power to interpret the provisions of the remuneration policy where doubts arise as to the manner of its implementation.

3.2	The Company’s Remuneration Committee and Board of Directors will assess, from time to time, the remuneration policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3	In order to assess the Company’s remuneration policy, the Company’s Remuneration Committee and its Board of Directors will monitor the implementation of the remuneration policy in the Company.

9 For that purpose, the “variable components” include the annual value of the share-based payment.

Exhibit A

Clawback Policy

Effective as of October 2, 2023

Background

The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Financial Statements Review, Audit and Compensation Committee of the Board (the “Committee”) and the Board have therefore adopted this policy, which provides for the recoupment (or clawback) of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws of the United States (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and the listing standards of the Nasdaq Stock Market (“Nasdaq”) under Nasdaq Listing Rule 5608. In addition, this Policy is designed to comply with the requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) with respect to clawback provisions to be included in the Company’s Compensation Policy, as may be amended from time to time.

Administration

This Policy shall be administered by the the Board. Any determinations made by the Board, after taking into consideration the recommendations of the Committee, shall be final and binding on all affected individuals. Subject to any limitation under applicable law, the Board, after taking into consideration the recommendations of the Committee, may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (the “Authorized Officers”) (other than with respect to any recovery under this Policy involving such officer or employee).

Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the Nasdaq (“Covered Executives”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the applicable securities laws, the Board, after taking into consideration the recommendations of the Committee, will require prompt reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. For the sake of clarity, recoupment is required in the event of any restatement that either: (a) corrects an error in previously issued financial statements that is material to the previously issued financial statements; or (b) corrects an error not material to previously issued financial statements, but that would result in a material misstatement if (i) the error was left uncorrected in the then current period; or (ii) the error correction was recognized in the then current period. The Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed. For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement as described above is the earlier to occur of: (A) the date the Board, a committee of the Board, the Authorized Officers, or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described above; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described above. In accordance with Nasdaq Rule 5608(e), this Policy is applicable to Incentive Compensation (as described below) received on or after October 2, 2023.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any of the following, provided that such compensation is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure affected by the restated financial statements:

●	Annual bonuses and other short- and long-term cash incentives.
●	Share options.
●	Share appreciation rights.
●	Restricted shares.
●	Restricted share units.
●	Performance shares.
●	Performance units.

Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Share price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission. The Company’s financial reporting measures may include, but are not limited to, the following:

●	Company stock price.
●	Total shareholder return.
●	Revenues.
●	Net income.
●	Earnings before interest, taxes, depreciation and amortization (EBITDA).
●	Funds from operations.
●	Liquidity measures such as working capital, operating cash flow or Free Cash Flow.
●	Return measures such as return on invested capital or return on assets.
●	Earnings measures such as earnings per share.

This Policy applies to all Incentive Compensation received by a Covered Executive:

●	After beginning service as an executive officer;
●	Who served as an executive officer at any time during the performance period for that Incentive Compensation;
●	While the Company has a class of securities listed on a national securities exchange or a national securities association; and
●	During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in this Policy. In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

Incentive Compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board, after taking into consideration the recommendations of the Committee, and without regard to any taxes paid by or withheld from the Covered Executive. If the Board, after taking into consideration the recommendations of the Committee, cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For Incentive Compensation based on share price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount will be based on a reasonable estimate of the effect of the accounting restatement on the share price or total shareholder return upon which the Incentive Compensation was received. In such case, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

Method of Recoupment

The Board, after taking into consideration the recommendations of the Committee, will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

●	Requiring reimbursement of cash Incentive Compensation previously paid;
●	Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
●	Offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive in accordance with applicable law;
●	Cancelling outstanding vested or unvested equity awards; and/or
●	Taking any other remedial and recovery action permitted by law, as determined by the Board, after taking into consideration the recommendations of the Committee.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any Incentive Compensation recovered under this Policy or from any consequence arising therefrom.

Interpretation

The Board, after taking into consideration the recommendations of the Committee, is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1, any applicable rules or standards adopted by the Securities and Exchange Commission or Nasdaq, and the Companies Law.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and, in accordance with Nasdaq Rule 5608(e), shall apply to Incentive Compensation that is received by Covered Executives on or after October 2, 2023.

Amendment; Termination

The Board, after taking into consideration the recommendations of the Committee, may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by Nasdaq. The Board, after taking into consideration the recommendations of the Committee, may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of applicable law. The Board and/or Committee may require that any employment agreement, equity award agreement, or similar agreement entered into or amended on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of: (a) any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company, including termination of employment or institution of legal proceedings; and (b) any statutory recoupment requirement, including Section 304 of the Sarbanes-Oxley Act of 2022. For the avoidance of doubt, any amounts paid to the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2022 shall be considered (and may be credited) in determining any amounts recovered under this Policy.

Impracticability

The Board, after taking into consideration the recommendations of the Committee, shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined in accordance with Rule 10D-1(b)(1)(iv) under the Exchange Act and the listing standards of Nasdaq. In order for the Company to determine that recovery would be impracticable, the Board, after taking into consideration the recommendations of the Committee, must conclude the following:

a)	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such Incentive Compensation. Note that the attempt(s) to recover must be documented by the Company and such documentation provided to Nasdaq;
b)	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Note that the Company must obtain a legal opinion of home country counsel that such recovery would result in a violation of local law and provide such opinion to Nasdaq; or
c)	Recovery would likely cause an otherwise tax-qualified retirement plan under which benefits are broadly available to Company employees to fail to meet the requirements for qualified pension, profit-sharing and stock bonus plans under Section 401(a)(13) of the U.S. Internal Revenue Code or the minimum vesting standards under Section 411(a) of the U.S. Internal Revenue Code.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit Filing

A copy of this Policy shall be filed as an exhibit to the Company’s annual report on Form 20-F.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, the Company’s Chief Executive Officer, and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on August 26, 2024, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON AUGUST 26, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To reappoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To reappoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To reappoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To reappoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

14

2.4.	To reappoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To adopt the following resolutions:

3.1.	To reappoint Mr. Haim Siboni to the Combined Role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in appointment of Mr. Siboni for the Combined Role, as set forth in Proposal No. 3 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.1.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.1.

3.2.	To approve the Services Agreement between the Company and Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Services Agreement between the Company and Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.2.

3.3.	To approve the Grant of RSUs to Mr. Haim Siboni and to bear the VAT expenses accrued in relation to such grant, as set forth in Proposal No. 3 of the Proxy Statement, subject to the approval of the Amended and Restated Compensation Policy (as set forth in Proposal No. 4 to the Proxy Statement).

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.3(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Grant of RSUs to Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.3.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.3.

4.	To approve the Amended and Restated Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement, as of the date of this Meeting and for a three-year period as prescribed under applicable law, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 4 of the Proxy Statement?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4.	☐	NO

*	If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

15

5.	To grant to each of Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo, RSUs, subject to their reappointment as members of the Company’s Board of Directors, and subject to the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve a reverse share split of the Company’s issued and outstanding Ordinary Shares by a ratio of up to 7:1, that would be effectuated on a date to be determined by the Board of Directors, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

16